UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING Commission file number 0-27307

(Check One)	☒ Form 10-Q

For the quarterly period ended March 31, 2008

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I

REGISTRANT INFORMATION

M&F BANCORP, INC.
(Full name of registrant)

North Carolina	56-1980549
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

2634 Durham Chapel Hill Blvd., Durham, NC 27707-2800
(Address of Principal Executive Offices)

(919) 683-1521

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

M&F Bancorp, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008 (the “Form 10-Q”) by May 15, 2008 without unreasonable effort and expense because of the exceptional demand on its management and financial staff resulting from the Company’s completion of its acquisition of Mutual Community Savings Bank, Inc. SSB on March 28, 2008 (the “Acquisition”). The Company’s management requires additional time to prepare the financial statements and notes thereto, management’s discussion and analysis of financial condition and results of operations and other disclosures relating to the Acquisition to be contained in and as exhibits to the Form 10-Q. These circumstances prevented the Company from completing all of its normal procedures required for filing the Form 10-Q by the prescribed date. The Company expects to file the Form 10-Q on or before the fifth calendar day following the prescribed filing due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Kim D. Saunders	(919)	683 - 1521
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The completion of the Acquisition during the quarter ended March 31, 2008, is expected to result in an extraordinary gain in excess of $1.5 million from application of a credit excess in the purchase of Mutual Community Savings Bank, Inc. SSB. This is expected to result in a material positive change in the operating results for the quarter ended March 31, 2008 compared to the same period in 2007.

M&F BANCORP, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2008	By:	/s/ KIM D. SAUNDERS
Kim D. Saunders
President and Chief Executive Officer